Exhibit 99.4

A2Z Smart Technologies Begins Pilot with Chedraui, a Leading Grocery and Department Store Chain in Mexico

TEL AVIV, ISRAEL / February 10, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), today announced that the Company has launched a pilot program for its Cust2Mate smart carts with Chedraui, the third largest retailer in Mexico, operating more than 250 stores as well as operating stores in California, Arizona, New Mexico, and Nevada under the name El Super.

The first smart carts have arrived at Chedraui’s flagship store in Mexico City. A2Z anticipates that a successful pilot will lead to a rollout with the Chidraui chain.

A2Z’s state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

“We are excited to have this opportunity to bring our Cust2Mate Smart Carts to Chedraui, a well-known and widely respected retailer,” stated Rafael Yam, CEO of Cust2Mate. “As we continue to rollout our smart carts to an international audience, it is important that we give our retail partners, and their customers, the chance to experience in real-time how our carts contribute to a ‘frictionless’ in-store shopping journey, with in-cart payment that eliminates the need to wait in a long checkout line as well as easy access to in-store promotions and discounts. We look forward to the successful completion of our Mexico City pilot and we are optimistic about the opportunity to broaden our commitment to include smart cart launches at additional Chedraui locations.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com